Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-181063

Host Hotels & Resorts, L.P.

Final Term Sheet

March 19, 2013

Issuer:	Host Hotels & Resorts, L.P., a Delaware limited partnership

Title of Securities:	3.750% Series D Senior Notes due 2023

Aggregate Principal Amount:	$400,000,000

Trade Date:	March 19, 2013

Settlement Date:	March 28, 2013 (T+7)

Final Maturity Date:	October 15, 2023

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2013

Record Dates:	April 1 and October 1

Price to Public:	99.946%, plus accrued interest from March 28, 2013

Gross Proceeds:	$399,784,000

Coupon:	3.750%

Yield to Maturity:	3.756%

Spread to Treasury:	+185 basis points

Benchmark Treasury:	UST 2.00% due February 15, 2023

Benchmark Treasury Yield:	1.906%

Optional Redemption:

At any time, the Notes may be redeemed, in whole or in part, at a price equal to 100% of their principal amount, plus the Make-Whole Premium (T + 30 bps), plus accrued and unpaid interest, if any, thereon to the applicable redemption date.

Within the period beginning on or after 90 days before maturity, the Notes may be redeemed, in whole or in part, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, thereon to the applicable redemption date.

Underwriters:

Joint Book-Running Managers:	J.P. Morgan Securities LLC Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated Deutsche Bank Securities Inc.

Co-Managers:

Wells Fargo Securities, LLC

BNY Mellon Capital Markets, LLC

Credit Agricole Securities (USA) Inc.

Scotia Capital (USA) Inc.

RBC Capital Markets, LLC

Credit Suisse Securities (USA) LLC

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

Regions Securities LLC

CUSIP/ISIN Numbers:	CUSIP: 44107T AU0 / ISIN: US44107TAU07

Use of Proceeds:	The Company intends to use the proceeds from the sale of the Series D senior notes, together with cash on hand, to redeem all of the outstanding $400 million aggregate principal amount of 9% Series T senior notes due 2017 at an aggregate redemption price of $418 million. Pending application of the net proceeds, the Company may invest the proceeds in short-term securities.

Other Relationships:	Certain of the underwriters or their affiliates are lenders under our Credit Facility. Additionally, certain of the underwriters or their affiliates hold our 9% Series T senior notes due 2017 and, as a result of the redemption thereof as set forth under the heading “Use of Proceeds,” may receive a portion of the net proceeds from this offering.

The Company has filed a registration statement (including a prospectus) and a preliminary prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533; Goldman, Sachs & Co. at (866) 471-2526 or e-mail: prospectus-ny@ny.email.gs.com; BofA Merrill Lynch at (800) 294-1322 or e-mail: dg.prospectus_requests@baml.com; or Deutsche Bank Securities Inc. at (800) 503-4611, or e-mail: prospectus.CPDG@db.com.